August 18, 2006


FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Room 4561
Washington, D.C.  20549

Re:      Arkona, Inc.
         File No. 000-24372
         SEC Comment Letter dated May 2, 2006

Dear Mr. Krikorian:

         As outside U.S. securities counsel for Arkona, Inc. ("Arkona" or the "Company"), we are writing in response to your letter to the Company dated May 2, 2006 (your "Letter"). Each of our responses is based solely on information we have been provided by Arkona, and all representations and commitments are those of Arkona. For clarity, each of our responses is preceded by a bolded restatement of your request.

Responses to Specific Comment Letter Questions

1. We note your response to prior comment No. 2. Explain why you believe that the installation services and training are a separate deliverable (i.e., have stand-alone value). We note that these services include G/L setup, data conversion, forms programming and installation. Your response also suggests that the "small license/connection fee, is recognized when delivery, installation, and training are complete." These disclosures indicate that these services do not have stand-alone value to the customer without the hosting services. It does not appear that a customer would purchase these services without the hosting services. See SAB Topic 13A(3)(f). If you determine that these services do not have stand-alone value, the amount received should be recognized over the expected period of performance under the customer contract instead of the installation period (i.e., over the entire period that you expect your customers to use your services.) See footnote 39 of SAB Topic 13. Advise.
         -----------------------------------------------------------------------

         Response: To clarify, the Company's installation service consists of the following activities: 1. Pre-installation functions, which include G/L setup, data conversion and VPN connection (also referred to as a license); 2. Forms programming; and 3. Training. Each of these activities are separately stated on a customer's Sales and Service Agreement (the "Service Agreement") and individually priced. The Company's installation service is generally performed over a four (4) week period and provides a customer with the tools and knowledge necessary in order for them to access and use the ADMS on a go-forward basis. In addition to the installation service, the Company provides to each customer post-installation services, which include the right to continuous access to the latest version of the ADMS hosted on the Company's servers, to have their data hosted on the Company's servers, to 24-7 maintenance and security of the

Stephen Krikorian
August 18, 2006
Page 2



servers, to post-contract phone support services, and to manufacturers' parts price updates. The post-installation services are available and billed on a month to month basis and also separately identified and priced on a customer's Service Agreement.

The term of any Service Agreement the Company enters into with a customer is month to month, with termination by either party based upon ninety (90) days written notice. Legally, either the Company or the customer may terminate the Company's services after 90 days but the Company is not obligated nor is the customer entitled to any refund of monies paid to the Company related to installation or post-installation services. The Company has no obligation for installation services beyond the services and/or periods described above.

In response to the SEC's comment, the Company does not believe the VPN connection (license) has stand-alone value. The customer would not purchase the VPN connection without the availability of the hosting service. Therefore, the Company should and will recognize revenues earned from the VPN connection over the expected period of performance (i.e., the entire period that the Company expects its customers to use the services) under the customer Service Agreement. Through analysis of customer Service Agreements, the approximated expected period of performance was as follows:

         As of June 30, 2006                65 Months
         As of March 31, 2006               62 Months
         As of March 31, 2005               50 Months
         As of March 31, 2004               37 Months

The Company will, on a quarterly basis, adjust the expected period of performance based upon Company history of the terms of their customer Service Agreements.

The Company believes that all other pre-installation functions - G/L setup, data conversion, forms programming and training - are each separate deliverables with each having stand-alone value. Each of the functions are and have been performed for various customers post-installation and the fees for these services post-installation are generally the same as pre-installation. The Company believes that vendor-specific objective evidence (VSOE) of fair value exists for each of these elements or service. Therefore, the Company believes it should recognize revenues from these functions as the services are performed and completed.

2. Your revenue recognition policy indicates that the "license fees are generally invoiced, collected and recognized together with the final portions of installation, training and set-up fees." You further disclose that "contracts require the payment of non-refundable security deposits. These deposits are deferred and recognized when services are performed." Please clarify these statements. In the second statement, it appears that only the deposit is being recognized as services are being performed. The first statement then implies that the remainder or final amount due is recognized when the services are complete. If this is correct, indicate why you believe that this accounting is proper.
         -----------------------------------------------------------------------

         Response: The Company has amended its revenue recognition policy to indicate that revenues from VPN connection (often referred to as license fees) are recognized over the expected period of performance of the customer Service Agreement, as noted in the response to Comment #1 from your Letter.
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Stephen Krikorian
August 18, 2006
Page 3



The Company has also clarified the nature of the non-refundable security deposits. These security deposits are generally in an amount equal to 25% of the combined installation fees and represent security against the labor and travel related costs the Company will incur even if the contract is terminated prior to the completion of the installation process. These security deposits are recorded as deferred revenue until the installation services are completed and invoiced. At that time, the security deposits are recorded as payments against the related receivable and recognized as explained in our response to Comment #1 above (i.e. the portion allocable to the VPN connection would be recognized over the expected life of the Service Agreement and portions attributable to other installation would be recognized as those services are completed). The Company has amended its revenue recognition policy to clarify how the non-refundable security deposits are accounted for, as explained above.

3. We note your response to prior comment No. 6. Because recent cumulative losses constitute significant negative evidence, positive evidence of equal or greater significance is needed at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carry forwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. Expectations about future taxable income are overshadowed by a company's historical loss experience in recent years. See paragraph 25 of SFAS 109. In this regard, provide us with a more detailed analysis that is objectively verifiable that supports your recognition of approximately $5 million in deferred tax assets and deferred tax benefits. Be advised that turnaround or other changes in circumstances that there will be forecasted taxable income, are not susceptible to be objectively verified. In addition, the longer the prediction the more difficult it will be to verify.
         -----------------------------------------------------------------------

         Response: The Company understands today the relative weight of the impact of the negative evidence provided by the historical cumulative losses of the Company. Therefore, in Notes 2 and 14 to the financial statements included in its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006, the Company restated the deferred tax asset valuation allowance as of March 31, 2005 and included corresponding disclosure related to the deferred tax asset as of March 31, 2006. Information regarding the deferred tax asset as of March 31, 2005 and March 31, 2004 are as follows:

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004, are presented below.

                                                    03/31/2005       03/31/2004
                                                    ----------       ----------
         Deferred Tax Assets:
           Net operating loss carry forward         $5,665,023       $5,485,073
           Intangibles, due to differences in
             amortization                               86,126          103,564
           Property and equipment, due to
             differences in depreciation                23,846           31,627
                                                    ----------       ----------
           Gross deferred tax assets                 5,774,995        5,620,264
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Stephen Krikorian
August 18, 2006
Page 4



             Less valuation allowance                5,169,954        5,233,286
                                                    ----------       ----------
             Deferred Tax Assets                       605,041          386,978

           Deferred Tax Liabilities                    293,041          230,978
                                                    ----------       ----------
           Total Net Deferred Tax Assets            $  312,000       $  156,000
                                                    ==========       ==========


           Current Deferred Tax Assets              $        0       $        0
           Long-term Deferred Tax Assets               312,000          156,000
                                                    ----------       ----------
           Total Net Deferred Tax Assets            $  312,000       $  156,000
                                                    ==========       ==========

         The deferred tax asset valuation allowance decreased $63,332 from the previous year's account balance. The allowance has been determined pursuant to the provisions of FASB Statement 109, "Accounting for Income Taxes," including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized. The valuation allowance is an accounting estimate being made by management. Management has considered all available negative and positive evidence in determining the amount of the valuation allowance.

         Reconciliation between income taxes at statutory tax rates (39%) and the actual income tax provision from continuing operations are as follow:

                                                     03/31/2005      03/31/2004
         Expected provision (benefit) (based on
           statutory rates)                          $(118,507)       $ 113,160
         Effect of:
           Change in valuation allowance               (63,332)        (279,790)
           Minimum state franchise tax                   3,318            3,695
           Nondeductible differences                    25,839           10,630
                                                    ----------       ----------
         Total Provision (Benefit) for Income Tax   $(152,682)        $(152,305)
                                                    ==========       ==========

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Stephen Krikorian
August 18, 2006
Page 3



The components of the provision (benefit) for income tax are as follow:

                                                    03/31/2005       03/31/2004
         Current provision (benefit):
           Federal                                  $ (156,879)      $  143,881
           State                                       (19,753)          24,854

         Deferred provision (benefit):
           Federal                                      20,879         (279,881)
           State                                         3,071          (41,159)
                                                    ----------       ----------
         Total Provision (Benefit) for Income Tax   $ (152,682)      $ (152,305)
                                                    ==========       ==========

4. We note your response to prior comment No. 7, 8, 9 and 10. Revise your Forms 10-QSB for the three months ended June 30, 2005 and the six months ended September 30, 2005 to include the restated quarterly information for the quarters ended June 30, 2004 and September 30, 2004. The amounts should be labeled as "restated" and the notes to the financial statements should describe the facts and circumstances leading to the restatement and a reconciliation of the amounts originally reported.
         -----------------------------------------------------------------------

         Response: The Company will revise its Forms 10-QSB for the three months ended June 30, 2005 and the six months ended September 30, 2005 to include the restated quarterly information for the quarters ended June 30, 2004 and September 30, 2004, as requested. In addition, the Company expects to restate its Form 10-QSB for the three months ended December 31, 2005 and its Annual Report on Form 10-KSB for the period ended March 31, 2006 to include restated information for the periods reported therein arising from the VPN connection accounting change described in response to your Comment #1. The Company does not currently plan to restate any other financial statements.

         In order to avoid multiple restatements of those financial statements, the Company intends to wait to revise the Forms 10-QSB and Form 10-KSB until it has comfort that the comments reflected in Comments 1 through 3 of your Letter have been resolved, since the resolution will affect those financial statements. In order that the Company may begin that revision and restatement process, your prompt response to this letter would be appreciated.

                                * * * * * * * * *

         If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Lee Boardman, Chief Financial Officer of Arkona at (801) 501-7110.

Sincerely,

/s/ Bryan Allen
-------------------------
Bryan T. Allen